FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 23, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated July 18, 2003

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE

July 18, 2003

MIC ANNOUNCES TERMS OF MANDATORY EXCHANGEABLE BOND
OFFERING

New York, London and Luxembourg – July 18, 2003 – Millicom International Cellular S.A. (“Millicom” or “MIC”) (Nasdaq: MICC), the global telecommunications investor, today announces that it has made an offering of approximately SEK 2,556 million (US$310 million) of secured notes mandatorily exchangeable into Series B shares of Tele2 AB. The Notes will be issued by MIC’s subsidiary, Millicom Telecommunications S.A. and guaranteed by MIC.

The Notes, which will mature in August 2006, carry a coupon of 5% and the exchange premium has been set at 30% with a reference price of SEK 285.

Marc Beuls, President and CEO of Millicom International Cellular S.A. commented: “Today’s offering of this mandatory exchangeable bond monetizes MIC’s entire holding in Tele2 but provides a 30% potential upside. The proceeds will be used to retire high cost debt, thereby reducing MIC’s funding cost and increasing its free cash flow going forward.”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.0% int erest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company’s shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

This document is not an offer of securities for sale into the United States. The Notes and the Tele2 Shares to be delivered upon exchange of the Notes may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the Securities Act ) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19(5) or 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001( all such persons together being referred to as “relevant persons”). The Notes referred to in this announcement shall be issued only to such relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents .

Stabilisation/FSA.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Dated: July 23, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller